Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 28, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

RE:	BowX Acquisition Corp.
Registration Statement on Form S-1
Filed July 17, 2020
File No. 333-239941

Ladies and Gentlemen:

On behalf of BowX Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 27, 2020, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Registration Statement on Form S-1

Summary

Proposed Business

Our Management Team, page 2

1.	You disclose here and throughout your prospectus that your management team consists of seasoned investors and industry executives with an extensive track record of identifying, building, operating, advising, and investing in technology, media and telecommunications ("TMT") businesses. However, it does not appear that your management team has experience in the media and telecommunications industries based on the biographical disclosure provided in your prospectus. Please revise your disclosure to describe this experience or advise.

Securities and Exchange Commission

July 28, 2020

We have revised the disclosure on pages 2, 3, 83, 84 and 110 of the Registration Statement to describe the relevant experience as requested.

* * * * *

Thank you for your attention to our amendment and these responses. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Vivek Ranadive
Chairman and Co-Chief Executive Officer